SC 13G


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No Seven)
CELESTICA INC.
............................................................
(Name of Issuer)
SUBORDINATE VOTING SHARES
............................................................
(Title of Class of Securities)
15101Q108
.............................................................
(CUSIP Number)
December 31, 2015
.............................................................
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 15101Q108
(1)Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

     LETKO, BROSSEAU & ASS. INC.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization     CANADA

Number of shares beneficially owned by each reporting person with:
(5)Sole voting power   	18,332,736

(6)Shared voting power

(7)Sole dispositive power		18,332,736

(8)Shared dispositive power
(9)Aggregate amount beneficially owned by each reporting person

		18,332,736
(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9

		14.8%
(12)Type of reporting person (see instructions)

	FI





Item 1.
Item 1(a) Name of issuer: CELESTICA INC.

Item 1(b) Address of issuer's principal executive offices:
	844 Don Mills Road
	Toronto, Ontario, Canada
	M3C 1V7
Item 2.
2(a) Name of person filing:
	Letko, Brosseau & Ass. Inc.
2(b) Address or principal business office or, if none, residence:
	1800 Mc Gill College Av.
	Suite 2510
	Montreal, QC
	H3A 3J6
	Canada

2(c) Citizenship:

	 Canada

2(d) Title of class of securities:

	SUBORDINATE VOTING SHARES

2(e) CUSIP No.:
	15101Q108

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. [x] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
k. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
a. Amount beneficially owned: 18,332,736
b. Percent of class: 14.8%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:  18,332,736
ii. Shared power to vote or to direct the vote
iii. Sole power to dispose or to direct the disposition of:  18,332,736
iv. Shared power to dispose or to direct the disposition of


Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the subordinate voting shares reported as beneficially owned by Letko, Brosseau & Ass. Inc.
No clients of Letko, Brosseau & Ass. Inc. beneficially owns more than five percent of Issuer's subordinate voting shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable


Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable


Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated : January 8, 2016


Signature :	  Daniel Brosseau

Name/Title: Daniel Brosseau/President